One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000

Fax: 404-253-8447

www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	Email: rosemarie.thurston@alston.com

September 28, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Sonia Barros

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3010

Washington, D.C. 20549-6010

Re:	Jones Lang LaSalle Income Property Trust, Inc.
Registration Statement on Form S-11
File No. 333-177963

Dear Ms. Barros:

This letter sets forth the response of our client, Jones Lang LaSalle Income Property Trust, Inc. (the “Issuer”), to the comments by the staff of the U.S. Securities and Exchange Commission (the “Commission”) in the letter dated September 27, 2012 regarding the Issuer’s registration statement on Form S-11 (the “Registration Statement”). The Issuer today has filed an amendment (“Amendment No. 7”) to the Registration Statement via EDGAR. For your convenience, we have set forth below the Commission’s comment followed by the Issuer’s response.

Compensation of Directors, page 84

1.    Comment: Please revise your disclosure to include any fees and compensation that have already been approved.

       Response: The Issuer has revised page 84 of the prospectus in Amendment No. 7 (the “Prospectus”) in response to the Commission’s comment.

Plan of Distribution, page 164

2.    Comment: We note your disclosure that your “dealer manager has agreed to distribute shares of [your] common stock exclusively through one participating broker-dealer for up to one year...” If known, please revise your disclosure to identify the broker-dealer. Refer to Item 508(c)(2) of Regulation S-K.

Ms. Sonia Barros

September 28, 2012

       Response: The Issuer has revised pages 164 and 167 of the Prospectus in response to the Commission’s comment.

Exhibit 23.4

3.    Comment: We note your disclosure on page 172 that the statements included in the prospectus relating to the role of Real Estate Research Corporation as your independent valuation advisor are included in this prospectus given the authority of such firm as experts in valuations. Please provide a revised consent that references the specific expertized disclosure that is in the prospectus. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Response: The Issuer has revised the disclosure on page 172 and included a revised consent filed as Exhibit 23.4 to the Registration Statement in response to the Commission’s comment.

       Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4417.

Sincerely,

/s/ ROSEMARIE A. THURSTON
Rosemarie A. Thurston

cc:	C. Allan Swaringen, Jones Lang LaSalle Income Property Trust, Inc.
Jason W. Goode, Alston & Bird LLP